Filed pursuant to Rule 433
Registration Statement No. 333-158199-10
October 17, 2011

FOR IMMEDIATE RELEASE

VelocityShares Launches Suite of Eight First-to-Market Precious Metals-Related ETNs including 3x Leveraged Long and Inverse Gold and Silver and 2X Leveraged Long and Inverse Platinum and Palladium ETNs.

Darien, CT (October 17, 2011) — VelocityShares LLC, creator of exchange traded products for professional traders, announces the planned launch of eight first-to-market leveraged and inverse precious metals-related Exchange Traded Notes (ETNs) on the NYSE Arca stock exchange. The new VelocityShares ETNs represent the first suite of 3x and 2x leveraged long and inverse precious metals exchange traded instruments to be listed in the US. The new ETNs are in a response to demand for instruments to manage risk and express tactical views in the precious metals market. The ETNs provide institutional traders a means of managing their precious metals exposures and expressing market views.

“Precious metals trading volumes have been on the rise, and institutional traders are looking for alternative ways to implement their positions.” said Nick Cherney, Co-founder and Chief Investment Officer of VelocityShares. “This launch further emphasizes our commitment to developing the sophisticated exchange traded products needed by professional trading community.”

Credit Suisse AG is the issuer of the ETNs and VLS Securities LLC, a wholly owned subsidiary of VelocityShares LLC, is marketing the ETNs.

Exchange Traded Note	Ticker
VelocityShares 3x Long Gold ETN	UGLD
VelocityShares 3x Inverse Gold ETN	DGLD
VelocityShares 3x Long Silver ETN	USLV
VelocityShares 3x Inverse Silver	DLSV
VelocityShares 2x Long Palladium ETN	LPAL
VelocityShares 2x Inverse Palladium ETN	IPAL
VelocityShares 2x Long Platinum ETN	LPLT
VelocityShares 2x Inverse Platinum ETN	IPLT

The UGLD and DGLD ETNs allow traders to manage gold exposures using a 3x leveraged long and inverse positions linked to the S&P GSCI™ Gold Index ER, and the USLV and DSLV ETNs allow traders to manage silver exposures using a 3x leveraged long and inverse positions linked to the S&P GSCI™ Silver Index ER. The LPAL and IPAL ETNs allow traders to manage palladium exposures using 2x leveraged long and inverse positions linked to the S&P GSCI™ Palladium Index ER, and the LPLT and IPLT allow traders to manage platinum exposures using 2x leveraged long and inverse positions linked to the S&P GSCI™ Platinum Index ER. The indices are published by Standard & Poor’s Financial Services LLC, a subsidiary of the McGraw Hill-Companies, Inc.

The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks. They are designed to achieve their stated investment objectives on a daily basis, but their performance over different periods of time can differ significantly from their stated daily objectives. The ETNs are riskier than securities that have intermediate or long-term investment objectives, and may not be suitable for investors who plan to hold them for a period other than one day. Accordingly, the ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the applicable Index (as defined below) and of seeking daily compounding leveraged long or leveraged inverse investment results, as applicable. Investors should actively and frequently monitor their investments in the ETNs, even intra-day. Although we intend to list the ETNs on NYSE Arca, a trading market for the ETNs may not develop.

Credit Suisse AG has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents Credit Suisse AG has filed with the SEC for more complete information about the issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse AG (1-800-221-1037), VLS Securities LLC, or any agent or dealer participating in the offerings will arrange to send you the prospectus and other applicable documents if you request it.

An investment in VelocityShares ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

The ETNs (the “Securities”) are senior unsecured securities issued by Credit Suisse AG through its Nassau branch. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Any payment on the Securities is subject to the ability of Credit Suisse AG to satisfy its obligations as they become due. The return on the Securities is linked to the performance of a market index. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself. Because the ETNs are linked to the daily performance of the applicable underlying Index and include either inverse or leveraged exposure, changes in the market price of the underlying futures will have a greater likelihood of causing such ETNs to be worth zero than if such ETNs were not linked to the inverse or leveraged return of the applicable underlying Index. The ETNs include restrictions on the minimum number of ETNs that can be redeemed, the dates they can be redeemed, an early redemption charge, do not guarantee any return of principal at maturity and do not pay any interest during their term.

The market value of the Securities may be influenced by many unpredictable factors. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the

Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Credit Suisse AG.

About VelocityShares

VelocityShares creates exchange traded products (ETPs) developed specifically to enable sophisticated traders to manage their market views, risks, and desired exposures. The team has significant experience on both the buy-side and sell-side of the financial markets, and encompasses a broad range of financial services including, ETNs, ETFs, equities, commodities, fixed income, and index creation and management.

For additional information about VelocityShares please see: www.velocityshares.com. Information contained in the VelocityShares website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any pricing supplement of Credit Suisse AG, and to the extent any of such information has not been filed by Credit Suisse AG, Credit Suisse AG has not participated in the preparation of, or verified, such publicly available information.

“Standard & Poor’s®”, “S&P®”, “S&P GSCI®”, and “S&P GSCI Commodity Index™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Credit Suisse AG, VelocityShares LLC, and VLS Securities LLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the ETNs. The S&P GSCI index and the S&P GSCI sub-indices are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

© 2011 VelocityShares LLC. All rights reserved. VelocityShares, VelocityShares ETNs and the VelocityShares logo are service marks of VelocityShares. All other trademarks, service marks or registered trademarks are the property of their respective owners.

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